FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 07, 2008

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes ___   No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ___   No _X_

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

News release
FOR IMMEDIATE RELEASE
For additional information, please contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez
TELEFÓNICA CHILE
Tel.: 562-691-3867
Fax: 562-691-2392
E-mail:
sofia.chellew@telefonicachile.cl,
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl

Lucia Domville
THE GLOBAL CONSULTING GROUP
Tel: 646-284-9416

E-mail:
ldomville@hfgcg.com

TELEFONICA CHILE ANNOUNCES NOTIFICATION FOR EXTRAORDINARY SHAREHOLDERS' MEETING TO PROPOSE A CAPITAL REDUCTION

Santiago, Chile – March 5, 2008 – Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or the "Company") has announced that at its meeting on March 5, 2005, the Company's Board of Directors agreed to call an Extraordinary Shareholders' Meeting for April 14, 2008, following the General Shareholders' Meeting, in order to consider an additional cash distribution to its shareholders of Ch$41 per share, equivalent to Ch$39,243 million. Such distribution requires the approval of the following matters:

i) Capital reduction of Ch$39,243,440,485 (Ch$41 per share).
ii) Modification of Article Five of the Company's bylaws (regarding changes to paid-in capital).
iii) Adopt the necessary agreements to implement the aforementioned modifications.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is a leading telecommunications enterprise in Chile, providing local telephony, broadband and pay TV services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services for its corporate communications clients.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2008

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Isabel Margarita Bravo C.

Name: Isabel Margarita Bravo C.
Title: Financial Director

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